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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                              GREATER BAY BANCORP
                            ------------------------
                                (Name of Issuer)


                                  Common Stock
                            ------------------------
                         (Title of Class of Securities)


                                     391648 10 2
                            ------------------------
                                 (CUSIP Number)


                                   May 8, 1998
                            ------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 391648 10 2              SCHEDULE 13G              Page 2 of 7 Pages


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Leo K.W. Lum PRB Revocable Trust          ###-##-####
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [  ]          (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         California
--------------------------------------------------------------------------------
NUMBER OF SHARES       5.       SOLE VOTING POWER                950,748  shares
                     -----------------------------------------------------------
BENEFICIALLY OWNED     6.       SHARED VOTING POWER                    0  shares
                     -----------------------------------------------------------
BY EACH REPORTING      7.       SOLE DISPOSITIVE POWER           950,748  shares
                     -----------------------------------------------------------
PERSON WITH:           8.       SHARED DISPOSITIVE POWER               0  shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         950,748 shares
--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.7%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

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CUSIP NO. 391648 10 2                SCHEDULE 13G              Page 3 of 7 Pages


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Leo K.W. Lum
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [  ]          (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
NUMBER OF SHARES       5.       SOLE VOTING POWER            950,748  shares
                     -----------------------------------------------------------
BENEFICIALLY OWNED     6.       SHARED VOTING POWER                0  shares
                     -----------------------------------------------------------
BY EACH REPORTING      7.       SOLE DISPOSITIVE POWER       950,748  shares
                     -----------------------------------------------------------
PERSON WITH:           8.       SHARED DISPOSITIVE POWER           0  shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         950,748 shares
--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.7%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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CUSIP NO. 391648 10 2               SCHEDULE 13G              Page 4 of 7 Pages


     This Schedule 13G, dated May 15, 1998, of the Leo K.W. Lum PRB Revocable Trust and Leo K.W. Lum relates to the shares of Common Stock of Greater Bay Bancorp, Inc., a California corporation.

Item 1(a).        Name of Issuer:

         Greater Bay Bancorp

Item 1(b).        Address of Issuer's Principal Executive Offices:

         2860 West Bayshore Road, Palo Alto, California 94303

Item 2(a).        Name of Person Filing:

         (a)      Leo K.W. Lum PRB Revocable Trust
         (b)      Leo K.W. Lum

Item 2(b).        Address of Principal Business Office or, if none, Residence:

         (a)      344 Pine Street, San Francisco, California 94104
         (b)      344 Pine Street, San Francisco, California 94104

Item 2(c).        Citizenship:

         (a)      Not applicable
         (b)      United States


Item 2(d).        Title of Class of Securities:

         Common Stock

Item 2(e).        CUSIP Number:

         391648 10 2

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CUSIP NO. 391648 10 2                SCHEDULE 13G              Page 5 of 7 Pages


Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)  [ ]      Broker or dealer registered under section 15 of the
                   Act.

     (b)  [ ]      Bank as defined in section 3(a)(6) of the Act.

     (c)  [ ]      Insurance company as defined in section 3(a)(19) of the Act.

     (d)  [ ]      Investment company registered under section 8 of the
                   Investment Company Act of 1940.

     (e)  [ ]      An investment advisor in accordance with
                   section 240.13d-1(b)(1)(ii)(E).

     (f)  [ ]      An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

     (g)  [ ]      A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

     (h)  [ ]      A savings association as defined in Section 3(b) of the
                   Federal Deposit Insurance Act.

     (i)  [ ]      A church plan that is excluded from the definition of an
                   investment company under section 3(c)(14) of the Investment
                   Company Act of 1940.

     (j)  [ ]      Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership:

     (a) Amount beneficially owned: 950,748 shares (assuming two-for-one stock split effective May 15, 1998)

     (b)   Percent of class:  11.7%

     (c)   Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote: 950,748 shares

           (ii) Shared power to vote or to direct the vote: 0 shares

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CUSIP NO. 391648 10 2               SCHEDULE 13G              Page 6 of 7 Pages



           (iii) Sole power to dispose or to direct the disposition of:
                 950,748 shares

           (iv)  Shared power to dispose or direct the disposition of: 0 shares

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

     This Schedule 13G is filed by the Leo K.W. Lum PRB Revocable Trust (the "Trust") and Leo K.W. Lum, its sole trustee and beneficiary, with respect to shares of Common Stock of Greater Bay Bancorp beneficially owned by the Trust. The Trust and Mr. Lum, as its sole trustee and beneficiary, have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities and the sole power to vote, or to direct the voting of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable

Item 8.  Identification and Classification of Members of the Group

         Not applicable

Item 9.  Notice of Dissolution of Group

         Not applicable

Item 10.          Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 391648 10 2               SCHEDULE 13G              Page 7 of 7 Pages


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          LEO K.W. LUM PRB REVOCABLE TRUST


        May 15, 1998                      By:        /s/ Leo K.W. Lum
-----------------------------                 -----------------------------
           (Date)                                     Leo K.W. Lum
                                                         Trustee


        May 15, 1998                                 /s/ Leo K.W. Lum
-----------------------------                 ------------------------------
          (Date)                                     Leo K.W. Lum, in
                                                 his individual capacity

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby execute this agreement this 15th day of May, 1998.


                                         LEO K.W. LUM PRB REVOCABLE TRUST


                                         By:        /s/ Leo K.W. Lum
                                            ----------------------------------
                                                      Leo K.W. Lum
                                                        Trustee

                                                    /s/ Leo K.W. Lum
                                            ----------------------------------
                                                     Leo K.W. Lum, in
                                                 his individual capacity